June 3, 2026

Jia Li
Chief Executive Officer
U Power Ltd
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People   s Republic of China, 241003

        Re: U Power Ltd
            Registration Statement on Form F-3
            Filed May 28, 2026
            File No. 333-296308
Dear Jia Li:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Ying Li